FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.	Press Release dated April 24, 2008 announcing the acquisition by the registrant’s subsidiary Cosan S.A. Indústria e Comércio of Esso Brasileira de Petróleo Ltda. and its affiliates.

Item 1

Press Release
April 24th, 2008

Cosan signs contract for the acquisition of
Esso Brasileira de Petróleo Ltda.

São Paulo, April 24th, 2008 - COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3) informs that, on April 23, 2008, entered into a Share Purchase Agreement with ExxonMobil International Holdings B.V., to purchase all of the share capital of certain affiliates of ExxonMobil that own 100% of the outstanding equity interests of Esso Brasileira de Petróleo Ltda. and its affiliates that own the assets of ExxonMobil in Brazil related to marketing and distribution of fuels and production and marketing of lubes and specialties. The Agreement is binding and indefeasible, is subject to certain customary conditions precedent for transactions of this nature and will be consummated following the end of a transition period described below.

Purchase Price

The purchase price totals US$826 million for 100% of the equity capital of the acquired companies to be paid at the end of the transition period, in addition to the assumption of US$163 million in net financial indebtedness and US$35 million in net related-party receivables as of the end of 2007. Because of Cosan’s liquidity position, the transaction is not conditioned on obtaining financing. Nevertheless, Cosan intends to fund the acquisition under a structure that optimizes its capital structure. Accordingly, Cosan intends to use the US$310 million in additional proceeds received from its minority shareholders who participated in the capital increase made by the private share subscription it concluded in January 2008, and to finance the remaining balance possibly through debt. By doing so, the proceeds from Cosan Limited’s IPO would be preserved for the development of its ethanol, sugar and energy cogen businesses.

Transition Period

There will be an interim period in order to assure the continuity of the business and a gradual transition of the operations, including the migration of the shared services provided by ExxonMobil operations in other countries and of the current information technology system to segregated platforms. During this transition period, Cosan will be developing further its integration strategy so as to optimize the configuration of its business chain. The transition period will also allow Cosan to choose the best timing vis-à-vis market conditions to access the local and international capital markets in order to optimize its capital structure and protect the interests of its shareholders.

Press Release
April 24th, 2008

Description of the Distribution Assets

1)	Marketing of Fuels: the operations include the distribution of Esso fuels in the retail and wholesale markets, and the supply of fuel to aviation companies.

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Retail Market. On December 31, 2007, there were more than 1,500 service stations operating under the Esso brand in 20 Brazilian states. Esso is the fifth largest fuel retailer in Brazil, accounting for approximately 7.2% of the total fuel market among the members of the Brazilian National Association of Fuels and Lubes Distributors (“Sindicom”). The footprint of the Esso service station network, concentrated in the main cities of Brazil, particularly in the South and Southeast regions, results in an even stronger market share in the distribution of gasoline and ethanol, of 9.7% and 9.0% respectively, among the members of Sindicom, according to 2007 data. Esso’s supply and distribution activities are undertaken from 21 terminals, 4 of which are 100% owned and operated by Esso, while the other 17 are joint-ventures with other distributors. In 2007, these joint ventures and wholly-owned terminals were responsible for 58% and 18% of Esso’s fuel throughput, respectively. In addition, Esso’s supply and distribution activities are complemented by throughput arrangements with third-party storage and distribution centers in 21 locations across the country, which accounted for 24% of Esso’s fuel throughput during the period. Cosan and ExxonMobil entered into a long term trademark license agreement that will allow Cosan to use the Esso trademark, the oldest and most traditional trademark for fuels in Brazil.

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Wholesale Market and Industrial Clients. Distribution in this market includes supply to (i) independent retailers, (ii) ethanol and sugar mills, (iii) dealers, and (iv) transportation companies, among others. This activity is complementary to Esso’s retail distribution, adding scale and providing high return on employed capital.

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Aviation Market. Sale of fuels to aviation companies is carried out by Esso in 7 of the main airports in Brazil (Guarulhos, Galeão, Campinas, Brasília, Pampulha, Recife and Curitiba), making Esso responsible for a market share of approximately 12.0% in 2007 according to Sindicom data.

2)
Lubes and Specialties. The acquired assets include one industrial plant located in Rio de Janeiro, and a controlling stake in a lubes terminal in Duque de Caxias. ExxonMobil is the world leader in the lubes segment, accounting for 12.0% of the world market through its brands, particularly Mobil 1. Cosan and ExxonMobil have also entered into long term agreements that will allow Cosan to resell Mobil 1 and use other Esso and Mobil lube brands in Brazil. In 2007, ExxonMobil reached an 11.0% market share in the Brazilian lubes market, according to Sindicom data.

Rationale for Acquisition

1)	Strategic Motivations

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Consolidation of the Distribution Sector. The fuels distribution sector in Brazil has been going through intense consolidation, and the 5 largest players account for approximately 76% of the market, according to Sindicom data for 2007. The fragmentation within ethanol producers, the reduced number of large distributors buying ethanol, and the access to consumers through the service stations network are key drivers that make the present transaction strategic to Cosan;

Press Release
April 24th, 2008

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Business Diversification. This acquisition will assure a leadership position to Cosan in the growing markets of ethanol and fuels distribution in Brazil, and will allow the company to increase its portfolio with products compatible with its productive and logistics assets; and

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Secure Distribution Channel for Ethanol.   The volume of ethanol sold has begun to exceed gasoline volume in Brazil.  According to data of the Brazilian National Association of Petroleum, Natural Gas and Biofuels (“ANP”), 1,409 million cubic meters of gasoline and 1,434 million cubic meters of ethanol (hydrous and anhydrous) were consumed in the month of February 2008.  From 2003 through 2007, annual ethanol consumption grew 30.2%,  compared to only 2.8%  for gasoline. Positioning Cosan in a relevant manner in the fuels distribution sector in Brazil is an important step for Cosan in the consolidation of ethanol as the principal fuel in the Brazilian market, and the ability to enhance its market reading even further becomes more and more strategic.

2)	Favorable Environment for the Fuels Distribution Sector in Brazil

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Improved Regulatory Environment. Several measures taken by the Brazilian regulatory agencies have significantly contributed to inhibiting unorthodox practices, such as the sale of adulterated fuels and tax evasion, among others. Among these measures, we highlight (i) Resolution No. 36, published by ANP in 2005, which defines the specifications of ethanol pigmentation, (ii) Resolutions No. 5 and 6, published by ANP in 2006, which establish minimum quality standards for gasoline and ethanol, (iii) the launch by ANP in 2006 of the National Program for the Monitoring of Fuels Quality, and (iv) Resolution No. 7, published by ANP in 2007, requiring distributors to sell fuels only to agents accredited by ANP, and determining that service stations operating under a certain brand can only purchase fuels from distributors of the same brand. As a result, the market share from distributors that are Sindicom members in the total volume of fuels sold increased from 82.1% in 2006 to 83.6% in 2007. This increase was particularly stronger within ethanol, where the market share from Sindicom members went from 46.0% to 58.0% in the same period; and

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Growth in Car Sales. The expansion of the Brazilian economy has resulted in record car sales in Brazil in recent years, and of flex-fuel cars in particular. Sales of new vehicles in Brazil reached 2.4 million units in 2007 according to the National Association of Vehicle Manufacturers (“Anfavea”), an increase of 14.4% when compared to 2006. Sale of flex-fuel vehicles represented more than 85% of total light vehicle sales during the same period. In spite of the strong expansion, the Brazilian fleet still shows significant growth potential when compared to other countries with 8.0 inhabitants per vehicle, compared to 5.7 in Argentina, 5.0 in Mexico and 1.2 in the United States.

Press Release
April 24th, 2008

3)	Potential Synergies

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Logistics Rationalization. Cosan will seek to benefit from synergies already identified through the rationalization of the combined logistic network given the geographical proximity between its mills and the Esso distribution network, both of which are concentrated in the Southeast region of Brazil;

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Inventory Management Optimization.   A presence in the distribution of fuels will allow Cosan to seek synergies related to its ethanol inventories.   Unlike gasoline, the production of ethanol is fragmented, presenting more volatility in prices and volumes.  With this acquisition, Cosan expects to be better positioned in relation to ethanol market moves; and

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Reduction of Margin Volatility.  Through the combination of margins related to ethanol production and distribution, Cosan expects to reduce the volatility of its business, hedging itself against ethanol price fluctuations coming from seasonality and the fragmentation of ethanol producers. This is particularly important to Cosan and its growth strategy, given that attractive acquisition opportunities arise during periods of low prices to ethanol producers.

Cosan believes it will have reached a new business level with this acquisition, broadening the scope of its operations and becoming the first renewable energy player in the world to operate from the planting of sugar cane to the distribution of fuels in the retail and wholesale markets.

Cosan will keep its shareholders and the market informed about this transaction. Further information on this transaction is available in the presentation to investors that can be found on Cosan s website www.cosan.com.br/ir.

About COSAN S.A.

COSAN is one of the largest producers of sugar and ethanol in the world. With a crushing capacity of around 40 million tonnes of sugar cane, the Company holds over 8% of the local market.

Press Release
April 24th, 2008

CONTACT: COSAN S.A. Indústria e Comércio

Investor Relations (IR)

Paulo Diniz, CFO and Investor Relations Officer
Luiz Felipe Jansen Mello, Investor Relations Manager
Tel: (11) 3897-9797
E-mail: ri@cosan.com.br
website: www.cosan.com.br/ir

Media Relations

Máquina da Notícia
Press Office
Tel: (11) 3147-7900

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of COSAN. These are merely projections and, as such, are based exclusively on the expectations of COSAN’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in COSAN’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	April 24, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer